Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Mizuho Securities USA LLC

1271 Avenue of the Americas

New York, New York 10020

September 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jenny O’Shanick, Erin Purnell

Re:	Arm Holdings plc

Registration Statement on Form F-1

Filed August 21, 2023, as amended

File No. 333-274120

Dear Ms. O’Shanick and Ms. Purnell:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Arm Holdings plc (formerly known as Arm Holdings Limited) (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on Wednesday, September 13, 2023 or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Morrison & Foerster LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

Very truly yours,

BARCLAYS CAPITAL INC.

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

MIZUHO SECURITIES USA LLC

as representatives of the several underwriters

BARCLAYS CAPITAL INC.

By: /s/ Tom Swerling

Name: Tom Swerling

Title: Managing Director

GOLDMAN SACHS & CO. LLC

By: /s/ William Connolly

Name: William Connolly

Title: Partner, Managing Director | Equity Capital Markets

J.P. MORGAN SECURITIES LLC

By: /s/ Nadine Yang

Name: Nadine Yang

Title: Executive Director

MIZUHO SECURITIES USA LLC

By: /s/ Richard R. Soto

Name: Richard R. Soto

Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]